FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

03/02/06 Draft For Discussion Purposes Only

Time Sensitive Materials

Depositary's Notice of
Shareholders' Meetings of
ENERSIS S.A.

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts ("ADRs").

ADS CUSIP No.:	29274F104.

ADS Record Date:	February 21, 2006.

Meetings Specifics:	Extraordinary and Ordinary Shareholders’ Meetings - March 21, 2006 at 4:00 P.M. (Chilean time) at Sheraton Santiago Hotel, located at Avenida Santa Maria No. 1742, Providencia, Santiago, Chile

Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on March 17, 2006.

Deposited Securities:	Common shares, without par value, issued by Enersis S.A., a publicly held limited liability stock corporation organized and existing under the laws of the Republic of Chile (the "Company").

ADS Ratio:	50 Shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Banco de Chile.

Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of June 1, 1994, by and among the Depositary, the Company and the Holders of ADRs evidencing ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on March 17, 2006.

Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that an Extraordinary and Ordinary Shareholders’ Meetings (the "Meetings") will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agendas for such Meetings is enclosed.

Holders of ADRs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADRs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that, in accordance with and subject to the terms of Section 4.08 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy with full power of substitution to the Chairman of the Board of Directors of the Company or such other person as such Chairman may designate for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder's ADSs.

Please note that, to the extent the Depositary is provided with Voting Instructions from any Holders of ADRs, Chilean law requires the Depositary to attend the Meetings for quorum purposes only on behalf of all Holders of ADRs, whether or not they have given Voting Instructions to the Depositary.

Please also note that in accordance with Section 3.05 of the Deposit Agreement, Holders of ADRs are deemed, for certain purposes of Chilean law, to be treated as holders of Deposited Securities. Accordingly, Holders shall, as a matter of Chilean law, be obligated to comply with the requirements of Articles 12 and 54 and Title XV of Law 18,045 of Chile.

The information contained herein with respect to the Meetings has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meetings. The rights and obligation of Holders of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 877-CITI-ADR (877-248-4237).

Citibank, N.A., as Depositary

__________________
* As set forth in the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date, will be entitled, subject to any applicable provision of Chilean law and of the By-laws of the Company and, the provisions of or governing Deposited Securities including without limitation, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders' ADSs.

POWER OF ATTORNEY

Citibank, N.A. solely as depositary (the "Depositary") under the Amended and Restated Deposit Agreement, dated as of June 1, 1994 (the "Deposit Agreement"), by and among Enersis S.A. (the "Company"), the Depositary and the Holders, from time to time, of American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs") issued thereunder, hereby appoints [DESIGNEE], its proxy and attorney to vote at his/her discretion _______________ Common shares, without par value, of the Company represented by ADSs evidenced by ADRs for which no voting instructions have been received, on behalf of the holders of ADSs, at the Extraordinary and Ordinary Shareholders’ Meetings to be held on March 21, 2006 at 4:00 P.M. (Chilean time) at Sheraton Santiago Hotel, located at Avenida Santa Maria No 1742, Providencia, Santiago, Chile (the "Meetings").

This Power of Attorney shall automatically expire at the end of the aforementioned Meetings.

Citibank, N.A.
solely as Depositary

By:

Name:	Ana Maria Carasso
Title:	Vice President

Date: ____________ , 2006

03/02/06 Draft For Discussion Purposes Only

Extraordinary Shareholders’ Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on March 17, 2006 for action to be taken.

2006 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

ENERSIS S.A. (the "Company")

ADS CUSIP No.:	29274F104.
ADS Record Date:	February 21, 2006.
Meeting Specifics:	Extraordinary Shareholders’ Meeting - March 21, 2006 to be held at 4:00 P.M. (Chilean time) at Sheraton Santiago Hotel, located at Avenida, Santa Maria No. 1742, Providencia, Santiago, Chile (the "Meeting").
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of June 1, 1994.
Deposited Securities:	Common shares, without par value, issued by the Company.
Custodian:	Banco de Chile.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.08 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy with full power of substitution to the Chairman of the Board of Directors of the Company or such other person as such Chairman may designate for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder's ADSs.
Please note that, to the extent the Depositary is provided with Voting Instruction from any Holders of ADRs, Chilean law requires the Depositary to attend the Meetings for quorum purposes only on behalf of all Holders of ADRs, whether or not they have given Voting Instructions to the Depositary.
Please also note that in accordance with Section 3.05 of the Deposit Agreement, Holders of ADRs are deemed, for certain purposes of Chilean law, to be treated as holders of Deposited Securities. Accordingly, Holders shall, as a matter of Chilean law, be obligated to comply with the requirements of Articles 12 and 54 and Title XV of Law 18,045 of Chile.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

EXTRAORDINARY MEETING

1. Amendment of Company’s by-laws, amending and adding the following articles: (1) amendment to Sixteenth Clause, to define that the Vice President shall be entitled to receive a remuneration equivalent to one and a half times that paid to each Director; (2) amendment to Twenty-first Clause to adapt it to the article 57 No. 4 of the Companies Law, indicating that it is a matter of Extraordinary Shareholders Meetings: the disposal of fifty percent or more of the Company’s assets, including or not liabilities; as well as any business plan definition or amendment which includes any assets disposal for an amount that exceeds such percentage, as well as the divestment of fifty percent or more of its liabilities; (3) to replace, in Twenty fourth Supplementary Clause, the reference to Twenty ninth Supplementary Clause by Thirty seventh Supplementary Clause; (4) incorporation of new Twenty eight to Thirty fifth Clauses, to introduce a title regarding the Directors Committee and the Audit Committee, their creation, operation, duties and remuneration; the Audit Committee, as referred to in Sarbanes Oxley Act; (5) amendment to the Thirty fourth Clause to determine the requirements of the arbitrators that will solve differences between shareholders, or between shareholders and the Company or its management; and (6) renumbering of by-laws due to the addition of new Twenty eight to Thirty fifth Clauses; as well as the approval of a compiled version of such by-laws.*
2. Information about the request from Deloitte & Touche Sociedad de Auditores y Consultores Ltda. as required by the Public Company Accounting Oversight Board (“PCAOB”).**
3. Information regarding Board of Directors’ resolutions on acts or contracts governed by articles 44 and 93 of Law No. 18.046. ** ***
4. Information on the costs of processing, printing and dispatch of the information referred to in Resolution No. 1,494 of the Superintendencia de Valores y Seguros. **
5. Other necessary resolutions for the proper implementation of agreements or reforms mentioned above.

* Those Shareholders that so wish may obtain copies of the current Company’s by-laws, sent free of charge, by calling WorldLink @ 1-888-301-0508 between the hours 9:00 A.M. to 5:00 P.M. Monday through Friday.

** Please note that the Company has informed the Depositary that Items 2, 3 and 4 are matters reported for information purposes only and not subject to vote. Holders who wish to propose matters or vote on any such matters should withdraw their underlying Common Shares and attend the Meeting.

*** Please note that the Company has informed the Depositary that Articles 44 and 93 of Law 18,046 (i) governs conflicts of interest for Board members and principal executives and (ii) specifies that those transactions must be reported to the shareholders present at the Meeting, but are not subject to their approval.

 Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

/ /

03/02/06 DRAFT For Discussion Purposes Only

Ordinary Shareholders’ Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on March 17, 2006 for action to be taken.

2006 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

ENERSIS S.A. (the "Company")

ADS CUSIP No.:	29274F104.
ADS Record Date:	February 21, 2006.
Meeting Specifics:	Ordinary Shareholders’ Meeting - March 21, 2006 immediately after the Extraordinary Shareholders’
Meeting at 4:00 P.M. (Chilean time) at Sheraton Santiago Hotel, located at Avenida, Santa Maria No.
1742, Providencia, Santiago, Chile (the "Meeting").
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of June 1, 1994.
Deposited Securities:	Common shares, without par value, issued by the Company.
Custodian:	Banco de Chile.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.08 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy with full power of substitution to the Chairman of the Board of Directors of the Company or such other person as such Chairman may designate for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder's ADSs.
Please note that, to the extent the Depositary is provided with Voting Instruction from any Holders of ADRs, Chilean law requires the Depositary to attend the Meetings for quorum purposes only on behalf of all Holders of ADRs, whether or not they have given Voting Instructions to the Depositary.
Please also note that in accordance with Section 3.05 of the Deposit Agreement, Holders of ADRs are deemed, for certain purposes of Chilean law, to be treated as holders of Deposited Securities. Accordingly, Holders shall, as a matter of Chilean law, be obligated to comply with the requirements of Articles 12 and 54 and Title XV of Law 18,045 of Chile.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

ORDINARY MEETING

1. Approval of Enersis’ Annual Report, Balance Sheet, Financial Statements and Report from the External Auditors and Account Inspectors for the year ended on December 31, 2005.*
2. Profits distribution for the period and dividends payment.
3. Election of the Board of Directors.
4. Setting of Directors remuneration.
5. Setting of remuneration of Directors Committee and Audit Committee and definition of their budgets for year 2006. Approval of the remuneration paid to the Audit Committee during 2005.
6. Information on the Board expenses and report from the Directors Committee and Audit Committee.**
7. Appointment of Independent External Auditors.
8. Appointment of Accounts Inspectors, including two deputies and setting of their remunerations.
9. Appointment of Private Rating Agencies.
10. Approval of Company’s Investments and Finance Policy.
11. Explanation of the Dividends Policy; and information on proceedings to be used in the distribution of dividends.**
12. Other matters of corporate interest corresponding to the Ordinary Shareholders Meeting.***

* Those Shareholders that so wish may obtain copies of the complete financial statement, sent free of charge, by calling WorldLink @ 1-888-301-0508 between the hours 9:00 A.M. to 5:00 P.M. Monday through Friday.

** Please note that the Company has informed the Depositary that items 6, and 11 are matters reported for information purposes only and not subject to vote. Holders who wish to propose matters or vote on any such matters should withdraw their underlying Common Shares and attend the Meeting.

*** Please note that the Company has informed the Depositary that agenda item 12 will not be subject to vote because these items will be decided at the Shareholders' Meeting.

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

/ /

ACCOUNT INSPECTOR’S REPORT

In accordance with the stipulations of law N° 18.046 and in compliance with the mandate conferred by the Ordinary General Shareholders Meeting held on April 8th 2005, we have proceeded to examine the Financial Statements of Enersis S.A. for the fiscal year starting January 1st 2005 and ending on December 31st, 2005.

Our work focused on the verification, on a selective basis of the match between the figures expressed on financial statements and those on the official registers of the Company, and to this end we compared the figures presented in the ledger with the grouping and classification spreadsheets in order to subsequently verify that these amounts, which represented the totals of the accounts under one item coincided with those included in the financial statements. We have no observations on this review.

Roberto Lausen Kuhlmann	Luis Bone Solano
Accounts Inspector	Accounts Inspector

Santiago, January 24th 2006

DIVIDEND POLICY FOR YEAR 2006

The Board of Directors has the intention to propose to the Ordinary Shareholders’ Meeting , to be held in the first quarter of 2007, to distribute a definitive dividend equivalent to 60% of the payable net income (*) registered as of December 31, 2006.

The Board also has the intention of paying an interim dividend equivalent to 15% of the accumulated net profits registered as of October 31, 2006. This Interim dividend would be paid in December 2006.

The definitive dividend will correspond to the one agreed by the Ordinary Shareholders’ Meeting to be held during the first quarter of 2007.

The accomplishment of the abovementioned proposition will be subject to the effective net income registered, as well as to the results of projections regularly made by the company or to the existence of certain conditions.

DIVIDENDS PAYMENT PROCEDURE

For the payment of dividends, whereas interim or definitive, and in order to prevent improper payments, Enersis S.A. has arranged the following payment procedures:

1. Deposit in the shareholder’s (banking) checking account

2. Deposit in the shareholder’s (banking) savings account

3. Check payment delivered by certified mail to the shareholder’s address, as registered in Enersis S.A.’s shareholder Register

4. Personal payment at DCV Registros S.A., in its role of administrator of Enersis’ shareholder Register. This payment could also be done at a bank or branches previously informed in the press.

For payment purposes, checking or savings accounts may be located in any place within Chile.

DCV Registros S.A. will use the payment procedure chosen by the shareholders unless a written notice is sent from the shareholder registering an alternative payment procedure.

Those shareholders who did not choose anyone of the previous 4 payment procedures, will be paid in accordance to procedure No. 4.

In case of returned checks to DCV Registros S.A. by mail, they will be maintained in custody until the entitled shareholder requires them.

In case of deposits made in checking accounts, Enersis S.A. may request the banks, for protection purposes- to verify the accounts. If, for any reason, the bank does not confirm the entitled person, then Enersis S.A. will instruct DCV Registros S.A. to pay in accordance with procedure No. 4.

On the other hand, Enersis S.A. has implemented, and will continue to implement, all necessary protection measures in order to guarantee a safe dividend payment process.

(*) Payable Net Income, is equal to Net Income before Negative Goodwill Amortization.

PROPOSITION

INVESTMENT AND FINANCING POLICY FOR YEAR 2006

1. INVESTMENT

(a) Investment areas

Enersis S.A. will invest in the following areas, as authorized in its bylaws:
• The investment in or formation of subsidiary or related companies whose business is similar, related or linked to energy in any of its forms or nature or the supply of public utilities or have energy as a principal input.
• Investments consisting of the acquisition, exploitation, construction, rental, administration, commercialization and disposal of all kinds of real estate, directly or through subsidiaries.
• Other investments in any kind of financial assets, debt titles and securities.

b) Maximum investment limits

The maximum investment limits of each area of investment are the following:
i) Investments in its subsidiaries in the electricity sector, those necessary for the subsidiaries to fulfill their business purposes.
ii) Investments in other subsidiaries such that the sum of the proportions of the corresponding fixed assets to the participation in each of these other subsidiaries does not surpass the proportion of the fixed assets corresponding to the participation of its subsidiaries in the electricity sector and of Enersis S.A.

(c) Participation in the control of the investment areas

For the control of the investment areas and as established in its business purpose, Enersis S.A. will proceed, to all possible extent, as follows:
• The designation of directors that correspond to Enersis S.A.’s participation in its subsidiaries and related companies will be proposed in the General Shareholders Meetings of the subsidiaries and related companies, which persons should preferably be drawn from among the directors or executives of the Company and its subsidiaries.
• The investment, financing and commercial policies, together with accounting systems and criteria to be followed, will be proposed to the subsidiary.
• The performance of the subsidiary and related companies will be supervised.
• A permanent control over limits of indebtedness will be maintained, so that investments or contributions made or planned to be made do not vary from the norms and limits defined as maximum investments.

2. FINANCING

(a) Maximum level of indebtedness

The maximum level of indebtedness for Enersis S.A. will be given by a ratio of total debt / shareholders equity plus minority interest equal to 1.75 times, on a consolidated basis.

(b) Management powers for agreeing dividend restrictions with creditors

Restrictions regarding the distribution of dividends may be agreed with creditors, only if such restrictions have been previously approved by the General Shareholders Meeting (Ordinary and Extraordinary).

(c) Management powers for agreeing the granting of security with creditors

The Company’s management may agree with creditors to the granting of personal guarantees or tangible security, in accordance with the law and bylaws.

(d) Essential assets for the functioning of the Company.

The essential assets for the functioning of Enersis S.A. are the shares represented by the contributions the former makes to its subsidiary Chilectra S.A. In the event that the subsidiary Elesur S.A. absorbs Chilectra S.A. through a corporate merger and as a consequence Chilectra S.A. is dissolved, for the effects of Law 3.500 it will be declared that the shares issued by Elesur S.A. that Enersis S.A. receives as a result of the merger, will become essential assets, from the date that the General Shareholders Meetings of Elesur S.A. and of Chilectra S.A. approve such merger. In any case, the General Shareholders Meetings of Elesur S.A. and of Chilectra S.A. that approve the merger should take place within six months from the date this Investment and Financing Policy was approved. After the above mentioned period of six months, in the event that the General Shareholders Meeting that will approve the merger have not taken place, the shares represented by the contributions that Enersis S.A. makes to its subsidiary Chilectra S.A. will continue to be essential assets.

Santiago, March 3, 2006

Mr./Mrs.

REF: Information of the Extraordinary and Ordinary Shareholders Meetings

To whom it may concern:

In accordance with Article 59 of Law N° 18,046, I wish to inform you that Enersis S.A.’s Board of Directors, has called to an Ordinary and an Extraordinary Shareholders Meeting of Enersis S.A., to be held on March 21, 2006 at Sheraton Santiago Hotel in Av. Santa María N° 1,742, Providencia, Santiago. The Extraordinary Shareholders Meeting will start at 4 p.m. and the Ordinary Shareholders Meeting will be held once the Extraordinary Meeting has finished. The purpose of these meetings is for the shareholders to learn and discuss the following issues:

Extraordinary Shareholders Meeting

1.- Amendment to the Company’s By-laws, amending and adding the following articles: (1) amendment to Sixteenth Clause, to define that the Vice-president shall be entitled to receive a remuneration equivalent to one and a half times that paid to each Director; (2) amendment to Twenty-first Clause to adapt it to the article 57 Nº 4 of the Companies Law, indicating that it is a matter of Extraordinary Shareholders Meetings: the disposal of fifty percent or more of the Company´s assets, including or not liabilities; as well as any business plan definition or amendment which include any assets disposal for an amount that exceeds such percentage, as well as the disvestment of fifty percent or more of its liabilities; (3) to replace, in Twenty fourth Supplementary Clause, the reference to Twenty ninth Supplementary Clause by Thirty seventh Supplementary Clause; (4) incorporation of new Twenty eighth to Thirty fifth Clauses, to introduce a title regarding the Directors Committee and the Audit Committee, their creation, operation, duties and remuneration; the Audit Committee, as referred to in Sarbanes Oxley Act; (5) amendment to the Thirty fourth Clause to determine the requirements of the arbitrator that will solve differences between shareholders, or between shareholders and the Company or its management; and (6) renumbering of by-laws due to the addition of new Twenty eighth to Thirty fifth Clauses; as well as the approval of a compiled version of such bylaws.

2.- Information about the request from Deloitte & Touche Sociedad de Auditores y Consultores Ltda. as required by the Public Company Accounting Oversight Board ("PCAOB").

3.- Information regarding Board of Directors´ resolutions on acts or contracts governed by articles 44 and 93 of Law N°18.046.

4.- Information on the costs of processing, printing and dispatch of information referred in Resolution N° 1,494 of the Superintendencia de Valores y Seguros.

5.- Other necessary resolutions for the proper implementation of agreements or reforms mentioned above.

Ordinary Shareholders Meeting

1.- Approval of Enersis’ Annual Report, Balance Sheet, Financial Statements and Report from the External Auditors and Accounts Inspectors for the year ended on December 31, 2005.
2.- Profits distribution for the period and dividends payment.
3.- Election of the Board of Directors.
4.- Setting of Directors remuneration.
5.- Setting of remuneration of Directors Committee and Audit Committee and definition of their budgets for year 2006. Approval of the remuneration paid to the Audit Committee during 2005.
6.- Information on the Board expenses and report from the Directors Committee and Audit Committee.
7.- Appointment of Independent External Auditors.
8.- Appointment of Accounts Inspectors, including two deputies, and setting of their remuneration.
9.- Appointment of Private Rating Agencies.
10.- Approval of Company’s Investments and Finance Policy.
11.- Explanation of the Dividends Policy; and information on proceedings to be used in the distribution of dividends.
12.- Other matters of interest corresponding to the Ordinary Shareholders Meeting.

In accordance with article 75 of the Law N°18,046 and in Circular N°1,108 of the Superintendencia de Valores y Seguros, the Company has been authorized to restrict the delivery of the Annual Report corresponding to the year finished at December 31, 2005, to those shareholders having 117,843 or more shares. Shareholders having less than the mentioned amount, may request the Company, a copy of the Annual Report, which will be sent to them as soon as possible. For this purpose, they must send a written communication to the Investments and Risks Department, to the offices of the Company located in Avenida Santa Rosa 76, Floor 15, Santiago.

Notwithstanding this, the company has sufficient samples of Annual Report, Balance Sheet and other requirements by article 54 of Law 18,046, in the abovementioned offices of the company in the referred address for those shareholders who wish to have them.

Additionally, we have informed the shareholders that the Audited Annual Financial Statements of the Company for the period ended on December 31, 2005, will be published in the Diario Estrategia, on March 6, 2006.

Shareholders enrolled in the Registry of Shareholders of the Company, with five working days in advance of the date of celebration, will have right to participate in the Meetings.

In the case of not being able to attend, the shareholders will be able to be represented in the Shareholders Meetings by another person, being or not a shareholder. For that objective a power of attorney must be enclosed, which should be presented in the dates and places that are indicated in the following paragraph.

The powers of attorney will be received during the days 18, 19 and 20 of March 2006, in the offices of Enersis S.A. located in Av. Santa Rosa 76, Floor 15, Santiago, from 9 a.m. to 6 p.m., and the same day of the Shareholders Meetings from 3 p.m. to 4 p.m. in the same place of the meetings. The day of the Shareholders Meetings powers of attorney will be only received until the hour of beginning of the corresponding Shareholder Meeting, closing at that hour the reception of it. The qualification of the powers of attorney, in case it proceeds, will take place the same day of the Shareholders Meetings between 3 p.m. and 4 p.m., in the same place of these.

In reference to the subject indicated in numeral 3 of the table of the Extraordinary Shareholders Meeting, and according to the article 44, point 13, of Law 18,046, the operations analyzed by the Board of Directors of Enersis S.A. were the following:

  Hiring the elaboration of a legal report from the firm of the lawyers Silva, Rencoret, Schultz & Lehuedé, treated and approved in Session of August 31, 2005, approved with the favorable vote of the directors Mr. Pablo Yrarrázaval Valdés, Mr. Rafael Miranda Robredo, Mr. Juan Ignacio de la Mata Gorostizaga, Mr. Rafael Español Navarro, Mr. Hernán Somerville Senn and Mr. Eugenio Tironi Barrios. The director Mr. Ernesto Silva Bafalluy, abstained from voting.

  Hiring of Universidad del Desarrollo to develop an "Advanced Program of Management", treated and approved in session of October 26, 2005, approved with the favorable vote of the directors Mr. Pablo Yrarrázaval Valdés, Mr. Rafael Miranda Robredo, Mr. Juan Ignacio de la Mata Gorostizaga, Mr. Rafael Español Navarro, Mr. Hernán Somerville Senn and Mr. Eugenio Tironi Barrios. The director Mr. Ernesto Silva Bafalluy abstained from voting.

  Modification of the Term for Previous Notification of Termination of the Strategic Alliance subscribed between Enersis S.A. and Endesa Spain, treated and approved in session of December 30, 2005, approved with the favorable vote of the directors Mr. Pablo Yrarrázaval Valdés, Mr. Juan Ignacio de la Mata Gorostizaga, Mr. Rafael Español Navarro, Mr. Hernán Somerville Senn, Mr. Ernesto Silva Bafalluy and Mr. Eugenio Tironi Barrios. The director Mr. Rafael Miranda Robredo, abstained from voting.

  Loan from Enersis S.A. to Elesur S.A., treated and approved in session of January 25, 2006, approved with the favorable vote of the directors Mr. Pablo Yrarrázaval Valdés, Mr. Rafael Miranda Robredo, Mr. Juan Ignacio de la Mata Gorostizaga, Mr. Rafael Español Navarro, Mr. Hernán Somerville Senn, Mr. Ernesto Silva Bafalluy and Mr. Eugenio Tironi Barrios.

  Technical Expert Valuation Report, publicly communicated by Elesur S.A. and Chilectra S.A., of the respective exchange equation of their shares and the approval of the financial statements of these subsidiaries, treated and approved in session of February 28, 2006, approved with the favorable vote of the directors Mr. Pablo Yrarrázaval Valdés, Mr. Juan Ignacio de la Mata Gorostizaga, Mr. Rafael Español Navarro, Mr. Hernán Somerville Senn, Mr. Ernesto Silva Bafalluy and Mr. Eugenio Tironi Barrios.

Expecting your valuable participation at the Shareholders Meetings,

Sincerely yours,

Mario Valcarce Durán
Chief Executive Officer

Enersis S.A. and Subsidiaries

Audited Consolidated Financial Statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005

(a translation of consolidated financial statements originally issued in Spanish without the opinion of the Independent Auditors and notes to the financial statements)

Ch$ - Chilean pesos
US$ - United States dollars
ThCh$ - Thousands of Chilean pesos
ThUS$ - Thousands of United States dollars

Application of Constant Chilean Pesos

The consolidated financial statements included herein have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2005 purchasing power.

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,

ASSETS	2004	2005

	ThCh$	ThCh$
CURRENT ASSETS
Cash	58,528,213	71,374,868
Time deposits	466,970,638	259,894,382
Marketable securities	12,765,112	5,310,478
Accounts receivable, net	547,774,774	640,417,925
Notes receivable, net	2,929,823	3,569,012
Other accounts receivable, net	59,517,911	62,868,293
Accounts due from related companies	118,503,650	5,715,640
Inventories	52,816,642	70,615,427
Income taxes recoverable	83,975,730	50,720,537
Prepaid expenses	46,117,773	36,538,342
Deferred income taxes	62,165,923	53,990,304
Other current assets	39,693,950	40,469,156

Total current assets	1,551,760,139	1,301,484,364

PROPERTY, PLANT AND EQUIPMENT
Land	127,020,847	123,099,988
Buildings and infrastructure and works in progress	10,220,125,150	10,084,480,540
Machinery and equipment	1,783,080,592	1,624,872,069
Other plant and equipment	413,062,854	429,548,988
Technical appraisal	605,213,627	540,497,366
Accumulated depreciation	(5,187,027,539)	(5,156,374,028)

Total property, plant and equipment, net	7,961,475,531	7,646,124,923

OTHER ASSETS
Investments in related companies	198,357,804	98,891,387
Investments in other companies	51,792,493	40,657,593
Goodwill, net	759,942,367	701,402,509
Negative goodwill, net	(58,778,303)	(36,690,096)
Long-term receivables	143,242,632	141,648,811
Accounts due from related companies	472,671	89,826,992
Long-term deferred income taxes
Intangibles	83,614,327	81,815,595
Accumulated amortization	(45,598,343)	(48,423,446)
Other assets	222,337,620	236,853,668

Total other assets	1,355,383,268	1,305,983,013

TOTAL ASSETS	10,868,618,938	10,253,592,300

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,

LIABILITIES AND SHAREHOLDERS´EQUITY	2004	2005

	ThCh$	ThCh$
CURRENT LIABILITIES:
Short-term debt due to banks and financial institutions	198,832,362	110,497,020
Current portion of long-term debt due to banks and financial institutions	110,790,819	117,574,868
Current portion of bonds payable	110,939,073	515,523,256
Current portion of long-term notes payable	27,712,649	30,101,145
Dividends payable	3,521,883	17,500,990
Accounts payable	251,705,009	283,533,469
Short-term notes payable	13,891,895	14,363,125
Miscellaneous payables	39,996,337	84,731,394
Accounts payable to related companies	84,442,987	47,468,493
Accrued expenses	53,695,231	73,982,488
Withholdings	51,540,501	62,106,891
Income taxes payable	39,200,750	66,700,894
Deferred income	6,738,865	4,071,808
Other current liabilities	42,663,179	48,875,364

Total current liabilities	1,035,671,540	1,477,031,205

LONG-TERM LIABILITIES:
Due to banks and financial institutions	648,652,313	553,825,316
Bonds payable	2,583,266,113	2,002,198,838
Long-term notes payable	158,816,798	105,599,054
Miscellaneous payables	52,404,723	41,341,705
Accounts payable to related companies	-	13,241,975
Accrued expenses	314,456,061	406,796,264
Deferred income taxes	65,823,180	85,634,866
Other long-term liabilities	120,324,938	172,011,080

Total long-term liabilities	3,943,744,126	3,380,649,098

MINORITY INTEREST	3,237,506,218	2,800,040,569

SHAREHOLDERS´ EQUITY:
Paid-in capital, no par value	2,365,606,672	2,365,606,672
Additional paid-in capital	168,583,951	168,583,951
Other reserves	(127,002,198)	(236,727,352)
Retained earnings	244,508,629	298,408,157
Accumulated earnings	201,375,876	230,391,292
Net income for the year	45,902,669	68,016,865
Deficit of subsidiaries in development stage	(2,769,916)	-

Total shareholders´ equity	2,651,697,054	2,595,871,428

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	10,868,618,938	10,253,592,300

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	As of December 31,

	2004	2005

	ThCh$	ThCh$
OPERATING INCOME:

SALES	2,823,601,252	3,215,797,512
COST OF SALES	(1,967,623,679)	(2,185,190,159)

GROSS PROFIT	855,977,573	1,030,607,353

ADMINISTRATIVE AND SELLING EXPENSES	(182,994,609)	(225,274,197)

OPERATING INCOME	672,982,964	805,333,156

NON-OPERATING INCOME AND EXPENSE:
Interest income	76,286,515	92,809,908
Equity in income of related companies	32,267,842	14,463,707
Other non-operating income	121,289,071	73,910,529
Equity in loss of related companies	(708)	(7,717,871)
Amortization of goodwill	(55,116,568)	(55,185,664)
Interest expense	(373,105,272)	(353,343,976)
Other non-operating expenses	(213,615,771)	(158,743,508)
Price-level restatement, net	(804,846)	(4,944,984)
Exchange difference, net	14,925,424	(6,241,948)

NON-OPERATING EXPENSE, NET	(397,874,313)	(404,993,807)

INCOME BEFORE INCOME TAXES	275,108,651	400,339,349

INCOME TAXES	(142,181,891)	(178,306,243)

INCOME (LOSS) BEFORE MINORITY INTEREST	132,926,760	222,033,106

MINORITY INTEREST	(104,746,841)	(169,512,805)

NET INCOME	28,179,919	52,520,301

AMORTIZATION OF NEGATIVE GOODWIL	17,722,750	15,496,564

NET INCOME FOR THE YEAR	45,902,669	68,016,865

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	As of December 31,

	2004	2005

	ThCh$	ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES

Net income for the year	45,902,669	68,016,865

GAIN (LOSSES) FROM SALES OF ASSETS:	(7,087,774)	823,366
Losses (gain) on sale of property, plant and equipment	(6,851,708)	1,087,649
Losses (gain) on sale of other assets	(236,066)	(264,283)

Charges (credits) to income which do not represent cash flows:
Depreciation	393,152,848	367,623,977
Amortization of intangibles	7,046,217	8,312,025
Write-offs and accrued expenses	39,762,239	55,768,555
Equity in income of related companies	(32,267,842)	(14,463,707)
Equity in losses of related companies	708	7,717,871
Amortization of goodwill	55,116,568	55,185,664
Amortization of negative goodwill	(17,722,750)	(15,496,564)
Price-level restatement, net	804,846	4,944,984
Exchange difference, net	(14,925,425)	6,241,948
Other credits to income which do not represent cash flows	(16,020,788)	(26,536,337)
Other charges to income which do not represent cash flows	115,143,112	85,737,056

Changes in assets which affect operating cash flows:
(Increase) in trade receivables	(25,043,695)	(77,632,642)
(Increase) in inventory	(7,235,191)	(19,877,926)
Decrease (increase) in other assets	(7,815,904)	100,746,317

Changes in liabilities which affect operating cash flows:
Increase (decrease) in acounts payable associated with operating results	(9,792,834)	17,762,144
Increase in interest payable	48,093,239	36,158,412
Increase in income tax payable	39,423,594	44,776,568
Increase (decrease) in other accounts payable associated with operating results	(67,705,672)	41,596,160
Net decrease (increase) in value added tax and other similar taxes payable	(3,321,302)	(23,318,287)
Income attributable to minority interest	104,746,841	169,512,805

Net cash flows provided by operating activities	640,253,704	893,599,254

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of debt	857,503,874	400,791,170
Proceeds from bond issuances	340,553,988	167,074,607
Other sources of financing	23,601,989	677,135
Dividends paid	(21,934,311)	(275,912,872)
Distribution of capital in subsidiary	(100,505,639)	(121,410,575)
Payment of debt	(1,234,191,710)	(788,396,242)
Payment of bonds	(22,906,471)	(110,551,900)
Payment of other loans obtained from related companies	-	(2,579,250)
Payment of bond issuance costs	(2,448,552)	(897,662)
Other disbursements for financing	(35,605,888)	(17,336,297)

Net cash used in financing activities	(195,932,720)	(748,541,886)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	16,096,879	6,093,681
Sales of investment in related companies and other investments	2,649,821	1,668,492
Payments received from notes receivable from related companies	15,845,332	7,872,994
Other receipts from investments	42,035,037	7,093,753
Additions to property, plant and equipment	(275,507,990)	(317,449,172)
Long term investments	(356,342)	(33,141,553)
Other investment disbursements	(1,648,913)	(2,860,110)

Net cash used in investing activities	(200,886,176)	(330,721,915)

(NEGATIVE) POSITIVE NET CASH FLOW FOR THE PERIOD	243,434,808	(185,664,547)

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	(27,986,705)	(20,965,889)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	215,448,103	(206,630,436)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	351,489,779	566,937,882

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	566,937,882	360,307,446

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Mario Valcarce
--------------------------------------------------

Name:	Mario Valcarce
Title:	Chief Executive Officer

Date: March. 9, 2006